

December 8, 2020

Robert Antokol
Chief Executive Officer
Playtika Holding Corp.
c/o Playtika Ltd.
HaChoshlim St 8
Herzliya Pituarch, Israel

>   **Re: Playtika Holding Corp.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted November 23, 2020**
>   **CIK No. 0001828016**

Dear Mr. Antokol:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated November 12, 2020.

Amendment No. 1 to Draft Registration Statement on Form S-1

Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Revenue recognition, page F-12

1. We note your response to prior comment 10. Please revise your disclosure to state, as you do in your response, that you do not know the total price paid by the customer to the service provider.

       You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Technology

cc: Michael Treska